Ms Mills-Apenteng

Staff Attorney

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

United States of America

Re:	Xyratex Ltd.
Form 20-F for the Fiscal Year Ended November 30, 2008
Filed February 18, 2009
File No. 000-50799

Dear Ms Mills-Apenteng

Thank you for your letter dated May 5, 2009 setting forth comments of the Staff of the Commission (the “Staff”) relating to the Form 20-F for the year ended November 30, 2008 (the “2008 Form 20-F”) of Xyratex Ltd. (“Xyratex”) (File Number 000-50799 ).

In light of the nature of the responses given below we believe that it will not be necessary to file an amendment of the 2008 Form 20-F.

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Staff’s comment letter and have provided our response immediately following the each numbered comment.

Item 6B: Compensation

Executive Compensation, page 56

1.

We note that you provide pension contributions to executive officers. Please refer to item 6.B.2 of Form 20-F and tell us how you considered therequirement to provide the total amounts set aside or accrued by the company to provide pension, retirement or similar benefits.

Under item 6B it is stated that ‘The aggregate compensation paid to the four executive officers of Xyratex Ltd for the fiscal year ending November 30, 2008 was $1,685,000 (of which $1,272,000 comprised salary, $75,000 comprised non-cash payments and $388,000 comprised bonus payments).’ To clarify, $71,000 of the $75,000 non-cash payments related to payments into the individuals defined contribution pension schemes.  We confirm that we will include such delineated information in future filings.

Item 15: Controls and Procedures

Changes in Internal Control over Financial Reporting, page 75

2.

You state that there have been no “significant” changes in your internal control over financial reporting during the relevant period. Please confirm, if true, that there were “no changes” in your internal control over financial reporting that occurred during the fiscal year ended November 30, 2008 that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Please confirm that you will provide conforming disclosure in future filings. Refer to Item 15(d) of Form 20-F.

We confirm that there are no changes in the Company’s internal control over financial reporting that occurred during the fiscal year ended November 30, 2008 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. We confirm that we will provide conforming disclosure in future filings.

Item 16B: Code of Ethics, page 75

3.

We note your statement that the full text of your Code of Business Conduct and Ethics is available on your website though it does not appear that you have disclosed your website address in the annual report, as required by Item 16B(c)(2) of Form 20-F. If you elect to satisfy paragraph (c) of the Item by posting the code on your website, please disclose your website address in future filings.

We confirm that the Company elects to satisfy paragraph (c) of item 16B by posting the code on its website and we confirm that we will disclose the Company’s website address in future filings.

Item 19: Exhibits, page 79

4.

We note that NetApp accounted for 54% of your revenue in fiscal 2008 and 56% of your revenue in fiscal 2007. Please provide us with your analysis as to how you determined that the NetApp framework supply agreement does not constitute a material agreement required to be filed as an exhibit pursuant to paragraph 4(b)(ii) of the Instructions to Exhibits.

We originally considered this point in our letter of April 20, 2004 to the SEC which was in response to a question raised on the Draft IPO Registration Statement on Form F-1. Since then, our treatment has been consistent and in line with the practice as set out in our answer to question 23 therein. A copy of the letter of April 20, 2004 is attached, and the relevant response is paraphrased below:

We note that the contractual arrangements pursuant to which the Company provides products to its top customers are governed by framework supply agreements.  These framework supply agreements set forth the general terms and conditions that govern the purchase and sale of the Company’s products to its customers, but do not constitute binding contractual obligations for the purchase and sale of products.  The purchase and sale of the Company’s products is instead conducted through individual purchase orders issued under the respective framework supply agreements.  Thus, the framework supply agreements represent agreements to agree.  If the customer orders product, the framework supply agreements, together with the relevant purchase order, will govern the terms of the order but do not require the customer to make the order.

In particular, the framework supply agreements set forth the form of the forecasted supply schedules and the initial minimum price lists for the products to be supplied.  The Company’s customers then issue purchase orders for the supply of specified products in the ordinary course on an as-needed basis.  The Company’s customers generally issue purchase orders in accordance with their current forecasted volume requirements and based on the latest pricing schedules issued by the Company.  However, both the minimum price lists and the customer forecasted schedules are non-binding and are subject to frequent revision by the Company and the relevant customer, as a result of either changes in labor or component costs, or changes in general market and customer conditions.

In addition, although the framework supply agreements set forth forecasted supply schedules, they do not bind the Company to provide any future volume of products to its customers.  The Company only becomes committed to provide future volumes of products pursuant to issued and outstanding purchase orders.  Moreover, the forecasted supply schedules are revised frequently as a result of changes in a customer’s supply needs and volume requirements.  The Company typically receives rolling twelve month or longer outlooks and forecasts from its customers on an informal basis.  While these outlooks provide the Company with a certain degree of long range visibility regarding product supply requirements and future growth opportunities, they do not commit the Company to supply set volumes of products in the future.

For these reasons, we respectfully submit that the framework supply agreements are not material contracts required to be filed as an exhibit pursuant to paragraph 4(b)(ii) of the Instructions to Exhibits.

5.

We note that you have not filed any lease agreements as exhibits to the Form 20-F, though you disclose on page 34 that your principal properties are subject to lease agreements. See paragraph 4(b)(iv) of the Instructions to Exhibits. Please advise. Note also that a summary of your material contracts should be included in Item 10C of Form 20-F.

We respectfully note that paragraph 4(b)(iv) of the instructions to the Exhibits and Item 10C refer only to material contracts. We respectfully submit that none of the Company’s lease agreements are material in amount or significance.

*****

Xyratex acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its Form 20-F, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 20-F, and that Xyratex may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are available to discuss the foregoing with you at your convenience.

Please address any additional comments to the undersigned via facsimile on 011 44 2392 453654. If you have any questions regarding the foregoing, do not hesitate to contact Richard Pearce, Chief Financial Officer on 011 44 2392 496331.

Respectfully submitted,

Steve Barber

Chief Executive Officer

Xyratex Ltd

99 Bishopsgate
London EC2M 3XF
United Kingdom
Tel: +44(0)20-7710-1000 Fax: +44(0)20-7374-4460
www.lw.com

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Washington, D.C.

CONFIDENTIAL

VIA MESSENGER

Barbara C. Jacobs, Esq.

Assistant Director

Office of Computers and Online Services

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549-0302

United States of America

Re:	Xyratex Ltd and Xyratex Group Limited:
Revised Draft IPO Registration Statement on Form F-1; and
Revised Draft Option Substitution Registration Statement on Form F-1

Dear Ms. Jacobs:

We are writing on behalf of Xyratex Ltd (“Xyratex Ltd”) and Xyratex Group Limited (“XGL” and, together with Xyratex Ltd, “Xyratex”) in response to your letter dated April 7, 2004 (the “Staff Comments”).

We enclose herewith ten copies of a revised draft registration statement on Form F-1 (the “IPO Registration Statement”) and the related prospectus (the “IPO Prospectus”) relating to the initial public offering (the “IPO”) of common shares of Xyratex Ltd (the “Xyratex Ltd Common Shares”).  In addition, we enclose herewith ten copies of a revised draft registration statement on Form F-1 (the “Option Substitution Registration Statement”) and the related prospectus (the “Option Substitution Prospectus”) relating to options to be issued to U.S. option holders pursuant to Xyratex Ltd’s U.S. option plan.   Each of the IPO Registration Statement and the Option Substitution Registration Statement contain revisions in response to the Staff Comments, together with certain additional disclosure.  (For your convenience, three copies of the IPO Registration Statement and three copies of the Option Substitution Registration Statement have been marked to show changes from the drafts confidentially submitted to the Staff on March 5, 2004.)

At the outset, we would respectfully draw your attention to the following points:

The principal place of business of this partnership is the address set forth above where a list of partners’ names may be inspected. This partnership is regulated by the Law Society.  Also listed above are the offices of partnerships affiliated with this partnership.

•

This confidential submission is being made with the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to special procedures of the Commission for confidential review of the registration statements of foreign private issuers that are first-time registrants.

•

This letter is in two parts. Part I contains responses to the Staff Comments. The legal and accounting comments are repeated below, in turn, and each comment is followed by a summary of the responsive actions taken. Part II highlights the disclosure that has been added to the IPO Registration Statement and the Option Substitution Registration Statement, in addition to the disclosure added in response to the Staff Comments.

•

The page numbering of the IPO Registration Statement and the Option Substitution Registration Statement may differ in some instances from the page numbering of the drafts confidentially submitted to the Staff on March 5, 2004. Accordingly, references below to page numbers of a registration statement or prospectus in our responses to the Staff Comments refer to the page numbering of the revised blacklined versions of such registration statement and prospectus we are submitting herewith. Where a Staff Comment references a page number that has changed, we have added (in square brackets after the relevant Staff Comment) an appropriate reference to the new page number. To further assist you in reviewing the revised registration statements, we have included as Annex A hereto a table that reconciles the page numbers of the two versions of the IPO Registration Statement and as Annex B hereto a table that reconciles the page numbers of the two versions of the Option Substitution Registration Statement.

•	We use the term “Company” herein to refer to the business operations of XGL and its subsidiaries.

I.                                         RESPONSES TO STAFF COMMENTS

General

1.             We note your response to our prior comment no. 1, and reiterate our request that Xyratex Group Limited sign the registration statement as a co-registrant and that appropriate related modifications be made to the registration statement.  In this regard we believe that Instruction 3 to the signature page of Form F-4 may provide an instructive analogy with regard to co-registrant status.

Pursuant to our telephone conversations with Paul Dudek, Mark Shuman and Loryn Zerner on April 13, 2004, and with Paul Dudek on April 14, 2004, Xyratex has added XGL as a co-registrant to both the IPO Registration Statement and the Option Substitution Registration Statement.  Accordingly, Xyratex has included XGL on the front cover pages of both the IPO Registration Statement and the Option Substitution Registration Statement, and has added signature pages for XGL to each.  Financial statements of XGL are included in the IPO Registration Statement at pages F-1-F-41.

As noted in Sections I.C and I.D of our letter to Paul Dudek dated March 5, 2004 (the “Prior Xyratex Letter”), Xyratex Ltd will become the parent company of XGL pursuant to a scheme of arrangement (the “Scheme”) under Section 425 of the United Kingdom Companies Act 1985.  Upon consummation of the Scheme, Xyratex Ltd will hold, directly or indirectly, the global technology business currently conducted by XGL.  The order approving the Scheme will be issued by the High Court of Justice in England (the “Court”).  We understand, however, that the Court order, and therefore the Scheme itself, will not take effect until registered by XGL with the appropriate authorities in the United Kingdom.  XGL intends to register the Court order approving the Scheme shortly after the Commission has declared the IPO Registration Statement effective but immediately before closing under the IPO.

Accordingly, as discussed with the Staff, Xyratex Ltd and XGL intend to file a registration statement on Form 8-A (the “Form 8-A”) to register the Xyratex Ltd Common Shares under Section 12 of the Securities and Exchange Act of 1934 (the “Exchange Act”).  Following consummation of the Scheme at closing under the IPO, Xyratex Ltd will file an amended registration statement on Form 8-A (the “Form 8-A/A”).  The Form 8-A/A will be signed solely by Xyratex Ltd as the registrant under the Exchange Act, in its capacity as the successor to XGL’s Exchange Act reporting obligations.  As the successor to XGL, only Xyratex Ltd (and not XGL) will file current reports on Form 6-K and annual reports on Form 20-F.  Under this procedure, it is our understanding that Xyratex Ltd and XGL will comply with the Staff’s Comment and that the provisions of the Sarbanes-Oxley Act of 2002 will cease to apply to XGL upon filing of the Form 8-A/A.

2.             Include currently dated consents of independent accountants in the next amended registration statement.

As discussed in a telephone conversation on March 23, 2004 between Melissa Walsh of the Staff and Ravi Rao of PricewaterhouseCoopers LLP, Xyratex has attached draft consents as Exhibit 23.2 to the IPO Registration Statement and Exhibit 23.2 to the Option Substitution Registration Statement in the form that PricewaterhouseCoopers will issue when the registration statements are publicly filed with the Commission.

F-1 Option Substitution Offer

Cover Page

3.             Please include prominent cover page disclosure in your form F-1 Option Substitution Offer prospectus making reference to your F-1 IPO document.

Xyratex has included prominent disclosure on the cover page of the Option Substitution Prospectus that makes clear reference to the IPO Registration Statement.

Summary, page 1

4.             Briefly explain what you mean by “tax advantageous incentive stock options.”  Consider including a cross-reference to the appropriate section of your document in which you refer to the tax advantageous of your stock option plan.

Xyratex has deleted the disclosure in the Option Substitution Prospectus stating that the incentive stock options to be granted under the Xyratex Ltd option plan are “tax advantageous”.  In addition, in order to avoid any confusion regarding the tax implications relating to the Xyratex Ltd option plans, Xyratex has included cross-references to the “United States Federal Income Taxation” section on page 12 of the Option Substitution Prospectus, in the “Summary” section on page 1 of the Option Substitution Prospectus and in the “Option Substitution Offer” section on page 4 of the Option Substitution Prospectus.

Xyratex has also made corresponding changes to the “The 2004 Plan” section on page 75 of the IPO Prospectus to eliminate disclosure stating that the incentive stock options to be granted under the Xyratex Ltd option plan are tax advantageous.

5.             On page 13 [page 9 of revised draft], explain the concept of “amalgamation” under Bermuda law.

Xyratex has included disclosure in the “Xyratex Ltd 2004 Plan” section on page 9 of the Option Substitution Prospectus to explain the concept of “amalgamation” under Bermuda law.  Xyratex has also included similar disclosure in the table comparing XGL options and Xyratex Ltd options on page 10 of the Option Substitution Prospectus.

In addition, Xyratex has included disclosure in the risk factor entitled “Bermuda law differs from the laws in effect in the United States and may afford less protection to shareholders” on page 17 of the IPO Prospectus that explains the concept of “amalgamation” under Bermuda law.  Xyratex has also included similar disclosure in the summary comparison of business combinations under Delaware and Bermuda law on page 95 of the IPO Prospectus.

Exhibits

6.             Please file the tax opinion of Conyers Dill & Pearman as exhibit 8 in your next amendment.

Xyratex notes that Item 601(b)(8) of Regulation S-K requires that an opinion regarding tax matters be filed as part of a registration statement “where the tax consequences are material to an investor and a representation as to tax matters is set forth in the filing.”  The disclosure contained in the “Bermuda Taxation” section on page 15 of the Option Substitution Prospectus confirms the absence of Bermuda tax in respect of Xyratex Ltd options or Xyratex Ltd Common Shares received upon the exercise of Xyratex Ltd options.  Similarly, the disclosure contained in the “Bermuda Taxation” section on page 101 of the IPO Prospectus confirms the absence of Bermuda tax in respect of the Xyratex Ltd Common Shares.

In addition, as noted in Xyratex’s response to Staff Comment 4, Xyratex has deleted references to the “tax advantageous” nature of the Xyratex Ltd incentive stock options in both the Option Substitution Prospectus and the IPO Prospectus.  Xyratex has also removed the initial sentence of the “Bermuda Taxation” section of each prospectus that read:  “The following discussion is the opinion of Conyers, Dill & Pearman, our special Bermuda counsel.”

Xyratex accordingly respectfully requests that it not be required to submit a tax opinion from Conyers Dill & Pearman.

Form F-1 IPO

Summary – page 1

7.             We note your response to prior comment 5.  While it is acceptable to include a cross-reference to the section of the document in which you discuss the percentage of revenues attributable to certain of your largest customers, it is not acceptable to include a list of customers in your summary without describing, at least briefly, the significance of that list.  For example, consider disclosing that these customers comprised your top three customers for the fiscal year ended November 30, 2003 and accounted for approximately 78% of your revenues.

Xyratex has included disclosure in the “Prospectus Summary” on page 1 of the IPO Prospectus to clarify that Network Appliance, Seagate Technology and Western Digital comprised the Company’s top three customers for its 2003 fiscal year and that sales to these three customers aggregated approximately 78% of its revenues in that year.

Summary Consolidated Financial Information – page 5

8.             Revise to clearly identify each of the columns of financial information for the years ended November 30, 2000 and 1999 as unaudited.

Xyratex has amended the “Consolidated Statement of Operations Data” table in the “Summary Consolidated Financial Information” section on page 5 of the IPO Prospectus to clarify that the financial information provided for the years ended November 30, 2000 and November 30, 1999 is unaudited.

Risk Factors – page 7

Risk Factor in prior submission:  “We remain subject to potential liabilities following the demerger …” page 10

9.             Prior comment 16.  We note your supplemental response that as part of the demerger, Havant International Holdings Limited’s UK based property management business and remaining legacy IBM contracts were transferred to a newly formed company called Havant International Limited and Xyratex retained certain potential liabilities to third parties arising out of the transferred business and legacy IBM contracts.  We further note your representation that XGL is not aware of any specific liabilities arising out of the property management business or IBM legacy contract from the date of the demerger up to the present, and does not believe that there is a material risk that such liabilities will arise in the future.  Supplementally explain the basis upon which you concluded that the risk arising from the transferred business and the legacy IBM contracts is not material.  Alternatively, as requested in prior comment 16, specifically disclose the amount of money that may potentially be paid out relating to the liabilities not covered by the indemnity.

In October 2000, the Company demerged its business from Havant International Holdings Limited (“HIHL”) through the transfer of certain of HIHL’s subsidiaries to XGL.  Simultaneously with the demerger, one of XGL’s subsidiaries, Xyratex Technology Limited, transferred its property management business and IBM sub-contract manufacturing business to a newly formed company called Havant International Limited (“HIL”).  As part of this transfer, HIL purchased the assets of the property management business and assumed the rights and obligations under certain IBM contracts.  Pursuant to the demerger documentation, HIL assumed liability for all potential future liabilities arising after the date of the demerger relating to the property management business and the IBM contracts, and XGL retained liability for all such potential future liabilities arising prior to the demerger.  Furthermore, HIL indemnified XGL against all liabilities relating to the IBM sub-contracting business.

Xyratex does not believe that the risk of liabilities pursuant to these arrangements is material.  No such liabilities have arisen since October 2000.  In addition, Xyratex has no reason to believe that any such liabilities will arise in the future.  In view of the high degree of uncertainty surrounding the likelihood or amount of any such liabilities, Xyratex also respectfully submits that the amount of any potential future liabilities is not quantifiable.

Xyratex recognizes, however, that there is a possibility (however remote) that liabilities relating to violations of environmental laws could arise in the future in relation to the property transferred to HIL and any real property on which the Company operates.  Xyratex also recognizes that claims of this nature may arise in the future on the basis of changes in law or regulation (or scientific and medical developments) that cannot readily be foreseen or predicted.  For this reason, Xyratex has included a risk factor relating to environmental law entitled “We could incur substantial costs, including clean-up costs, fines and civil or criminal sanctions, as a result of violations of or liabilities under environmental laws” on page 14 of the IPO Prospectus.

“We may incur expenses related to obsolescence …” page 13

10.          To what extent have you had problems in the past with inventory levels and how do your internal controls address regulation of inventory levels.  Please disclose.

Xyratex has included disclosure in the risk factor beginning “We may incur expenses related to obsolescence . . .” on page 13 of the IPO Prospectus to make clear that, as part of its internal controls, the Company has comprehensive inventory controls in place which include management approval for significant inventory purchases and monthly reviews of inventory levels and obsolescence.  Xyratex has also added disclosure to clarify that the historical cost related to obsolescence has been less than 0.5% of the Company’s revenues.

Selected Historical Consolidated and Pro Forma Financial Data

Consolidated Balance Sheet Date, page 26 [page 25 of revised draft]

11.          Revise to clearly identify each of the columns of financial information for the years ended November 30, 2000 and 1999 as unaudited.

Xyratex has amended the “Consolidated Balance Sheet Data” table in the “Selected Historical Consolidated and Pro Forma Financial Information” section on page 25 of the IPO Prospectus to clarify that the financial information provided for the years ended November 30, 2000 and November 30, 1999 is unaudited.

Management’s Discussion and Analysis, page 31

Acquisitions, Disposals and Reorganization, page 31

12.          Briefly expand your disclosure to describe the future financial performance conditions to the $20.4 million contingent consideration in the ZT acquisition and that as of December 31, 2003, ZT Automation had purchase commitments of $2.9 million, as disclosed on page G-12.  Consider expanding the risk factor on page 11 entitled “Our future growth depends …” to disclose the $20.4 million contingent consideration and purchase commitments assumed in connection with the ZT Acquisition.  Additionally, given the sizable contingent obligation as additional purchase consideration it appears you should file the ZT acquisition agreement as an exhibit pursuant to Item 601(b)(2) of regulation S-K.

Xyratex has amended the disclosure in the “Liquidity and Capital Resources” section on page 45 of the IPO Prospectus to include the performance conditions associated with the contingent consideration for the acquisition of the business of ZT Automation LLC.  The contingent consideration is calculated as 21.5% of the cumulative revenue generated by this business over the three years ended on December 31, 2006, over and above a revenue threshold of $19.0 million.  Xyratex has also added a footnote to the “Contractual Obligations” table on page 47 of the IPO Prospectus to indicate the potential cash flows related to this contingent consideration and to state that the Company has assumed purchase commitments of $2.9 million.

In this connection, Xyratex has expanded the risk factor entitled “Our future growth depends …” on page 11 of the IPO Prospectus to make reference to this contingent consideration.

In addition, Xyratex has attached as Exhibit 10.3 to the IPO Registration Statement and Option Substitution Registration Statement the ZT Automation LLC Asset Purchase Agreement.  The version of the Asset Purchase Agreement attached as Exhibit 10.3 contains limited redactions to omit certain information the public disclosure of which Xyratex believes would cause substantial competitive harm to the Company.  By separate letter, Xyratex has submitted to the Office of the Secretary of the Commission a request for confidential treatment under the Freedom of Information Act in respect of the redacted portions of the Asset Purchase Agreement.

Provision for income taxes, page 33 [page 38 of revised draft]

13.          We note that you recorded a $13.7 million reversal of your valuation allowance against deferred tax assets in 2003.  Although you indicate on page 33 [page 38 of revised draft] that this change was prompted by changes in transfer prices concerning transactions between Malaysia and the UK, the underlying business developments that warrant a change in the transfer prices is not clear.  Please expand your disclosure to explain the underlying business developments or economic conditions that led to this significant change concerning the views of management about the recoverability of the tax asset.

Xyratex has amended the disclosure in the “Provision for Income Taxes” section on page 38 of the IPO Prospectus to further explain the reasons for management’s view concerning the recoverability of the deferred tax asset.  Xyratex has expanded the disclosure to state that this change in view results from the expectation that the Company’s U.K. operations will generate a taxable profit and that this arises both from the increased revenues provided by the Company’s Storage and Network Systems products and also from changes to transfer pricing arrangements between the Company’s U.K. and Malaysian subsidiaries.  Xyratex has also added additional disclosure on page 38 of the IPO Prospectus explaining that this change to internal transfer prices was required to more fairly allocate the gross margin generated by the Company’s Storage Infrastructure products which are manufactured in Malaysia as a result of changes to the external prices of these products.

Equity Compensation Expense, page 34

14.          Expand your disclosure to explain quantitatively the computation that resulted in the $77.2 million charge taken for non-cash equity compensation in 2003 in order to make the calculation more transparent.  Please be more specific in explaining why the elimination of transfer restrictions from the shares transferred to HgCapital led resulted in this non-cash expense.  Explain in quantitative terms the computation of the $332 million charge expected to be taken upon the consummation of the IPO including the $75 million of compensation expense relating to share options and other equity-based awards, which we presume refer to the phantom stock awards in part.  Also, disclose in quantitative terms the basis for computing $7 million as a further compensation expense to be taken over the next four years.

Xyratex has expanded the disclosure on page 34 of the IPO Prospectus to make the calculation of the $77.2 million of non-cash equity compensation expense more transparent.  Xyratex has also expanded the explanation as to why the removal of transferability results in a non-cash expense and clarified the components of the charge of $332 million and the $75 million portion of the charge that relates to continuing variable awards.  Xyratex notes that the phantom stock awards are included in the calculation of the $75 million portion but the amount related to these award is only approximately $0.1 million.  Quantitative information about the basis for computing the further $7 million non-variable portion expense has also been included.

Results from Continuing Operations, page 35 [page 36 of revised draft]

15.          Throughout this section, you refer to two or more factors that contributed to material changes over the reported periods.  Revise to quantify the amount of the changes contributed by each of the factors or events that you identify as they relate to revenues, cost of revenues and gross profit, other research and development, and selling, general and administrative.  See Section III.D of SEC Release 33-6835.  In addition to quantifying the dollar effect of the various contributing factors, ensure that you describe the significant developments in the marketplace or at your company that led to the changes.

Xyratex has amended the disclosure in the “Results from Continuing Operations” section on pages 36 to 43 of the IPO Prospectus to quantify or indicate the relative contribution of the various causes of changes in revenues, cost of sales and operating expenses.  Xyratex has also expanded the disclosure regarding developments in the Company based on its views concerning the developments in the market place causing the underlying changes.  Additionally, Xyratex has expanded the disclosure in the “Overview — Revenues” section on page 32 of the IPO Prospectus to further explain the background to some of these changes.  Xyratex has also reflected these points in the quarterly results of operations comparison on pages 36 to 38 of the IPO Prospectus.

16.          We note your disclosure that the increase in revenues from sales of your storage and network systems was attributable in part to increased sales to Network Appliance, partly reflecting new product introductions.  To which new product introductions are you referring?  We also note your reference to increased margins on your Storage and Network Systems products as a result of new product introductions and component cost savings to which you make reference.  For component cost savings, include quantitative disclosure.

Xyratex has expanded the disclosure on page 38 of the IPO Prospectus to explain that the new product introduction was the new SBOD storage subsystem product incorporating advanced switching capability.  In addition, Xyratex has expanded the disclosure on page 39 of the IPO Prospectus related to the Storage and Network Systems products gross margins to explain that the new product was a new storage subsystem enclosure and to quantify the overall effect of the component cost reductions.

17.          In risk factors, you disclose that the quantity of products you sell is significantly affected by your OEM customers’ volume requirements and that you are subject to continuing pricing pressures from your customers, particularly OEM customers.  This is a material trend that should be discussed in appropriate sections of Results from Continuing Operations.  Expand your discussion as required by See Items 5.A.1 and 5D of From 20-F.  See also Section III.B.1-3 of SEC Release 33-8350.  Additionally, in view of the apparent impact changes in prices has had on your revenues from one year to the next, you should quantify the extent to which changes in revenues are attributable to changes in prices, as well as explain the underlying business competitive pressures or other factors that led to changes in prices that affected your results.

Xyratex has expanded the disclosure in the “Overview — Revenues” section on page 32 of the IPO Prospectus to describe the contributing factors to pricing.  While the Company is subject to pricing pressures from its customers, mainly because of the introduction of new products and technology, it has not experienced a trend of reducing prices.  Where the Company has experienced reduced prices in particular periods, this has not been a significant factor in changes in revenues.  The Company accordingly does not as a matter of course quantify the extent to which changes in revenue are attributable to changes in prices, and Xyratex would hence respectfully request that it not be required to do so in response to this Staff Comment.

18.          Your disclosure under the Research and Development heading does little more than recite the line items of the income statement and provide percentage computations that are readily apparent from the face of the income statement.  Please note that the purpose of Management’s Discussion and Analysis is to provide a meaningful explanation of the underlying business developments, not simply to recite the information that is apparent from the statement of operations.  For example, disclose the Research and Development projects you finished or abandoned from one period to the next.  Also, disclose the consequences of Research and Development expenditures on your product line, your historical results of operations and management’s views concerning the prospects for the future.  See generally SEC Release 33-8350.

Xyratex has expanded the disclosure on in the “Other Research and Development” section on page 39 and the “Other Research and Development” section on page 42 of the IPO Prospectus to discuss the reasons for changes in research and development expenditure.  Specifically, the discussion includes the technology content of the Company’s RAID storage subsystems, the development of its SBOD and SATA product lines and a major upgrade of its storage enclosure, and the reallocation of resources from a network test product.  Additionally, the disclosure in the “Overview — Research and Development” section on page 33 of the IPO Prospectus has been expanded to explain more generally the nature of the Company’s research and development expenditure and its potential impact on future revenue streams.

19.          In this consideration, we note your disclosure under Research and Development of an alliance agreement with a supplier entered into in January 2002.  Please be more specific with regard to the terms of this agreement, the products and the components and identify the supplier and the NASDAQ company that acquired the supplier.  Also, ensure that you have included adequate disclosure in your section on liquidity regarding this loan agreement.

Xyratex has included disclosure in the “Development Arrangement” section on page 37 of the IPO Prospectus to name the supplier as Chaparral Network Storage Inc. and the NASDAQ listed company as Dot Hill Systems Corp. and to state that the funds were provided by the Company in connection with the development of RAID controller components to be incorporated in certain of the Company’s storage subsystems.  Xyratex has also expanded the disclosure in the “Liquidity and Capital Resources” section on page 46 of the IPO Prospectus to indicate the cash flow implications of the loan arrangement.

Liquidity and Capital Resources, page 40 [page 44 of revised draft]

20.          Prior comment 22.  We note your disclosure that cash used in operating activities in fiscal years 2001, 2002 and 2003 saw increases resulting primarily from underlying sales growth.  In this respect your discussion is primarily a line-by-line recital of this part of the cash flow financial statement.  Please be more specific in describing trends and changes in Management’s Discussion and Analysis consistent with Section IV.B of SEC Release 33-8350.

Xyratex has expanded the “Liquidity and Capital Resources” section on page 44 of the IPO Prospectus to include disclosure of the effect on the Company’s cash flow throughout the period of the growth in the Company’s business.  Any additional factors affecting the Company’s operating cash flow through this period, such as changes in payment terms, are included in the discussion relating to each individual period.

Accounting Policies

Critical Accounting Policies, page 44 [page 48 of revised draft]

21.          Explain why you do not consider your policy for recording the development arrangement a critical accounting estimate.  Consider revising to include a discussion of the judgment required by management in accounting for this development arrangement.

Xyratex has added a critical accounting policy on the development arrangement in a new section entitled “Development Arrangement” in the “Accounting Policies” section on page 49 of the IPO Prospectus.

Business, page 46 [page 51 of revised draft]

22.          In your response to prior comment 24 you indicate that the cited reports are available upon the payment of subscriptions.  We presume that these payments are not nominal.  If so, pursuant to Rule 436 and Item 601(b)(23) of Regulation S-K, please include the appropriate consents of Gartner Dataquest, International Data Corporation and Peripheral Research to the references to their firms and to the summaries of their reports as exhibits to your registration statement.

Xyratex is in the process of responding to this Staff Comment and will do so by subsequent amendment.  Xyratex has deleted all references to Peripheral Research and industry statistics cited from Peripheral Research reports from the IPO Prospectus, and notes that the Peripheral Research reports are not generally in the public domain.

23.          Please advise as to whether you have entered into written contracts with your top three customers.  If so, since they accounted for greater than 10% of net revenues, we would consider you to be materially dependent on this contract and would require it to be filed as an exhibit pursuant to Item 601(b)(1) of Regulation S-K.  In any event the material terms of your arrangements with these customers should be described in your filing.

Xyratex notes that the contractual arrangements pursuant to which the Company provides products to its top three customers are governed by framework supply agreements.  These framework supply agreements set forth the general terms and conditions that govern the purchase and sale of the Company’s products to its customers, but do not constitute binding contractual obligations for the purchase and sale of products.  The purchase and sale of the Company’s products is instead conducted through individual purchase orders issued under the respective framework supply agreements.  Thus, the framework supply agreements represent agreements to agree.  If the customer orders product, the framework supply agreements, together with the relevant purchase order, will govern the terms of the order but do not require the customer to make the order.

In particular, the framework supply agreements set forth the form of the forecasted supply schedules and the initial minimum price lists for the products to be supplied.  The Company’s customers then issue purchase orders for the supply of specified products in the ordinary course on an as-needed basis.  The Company’s customers generally issue purchase orders in accordance with their current forecasted volume requirements and based on the latest pricing schedules issued by the Company.  However, both the minimum price lists and the customer forecasted schedules are non-binding and are subject to frequent revision by the Company and the relevant customer, as a result of either changes in labor or component costs, or changes in general market and customer conditions.

In addition, although the framework supply agreements set forth forecasted supply schedules, they do not bind the Company to provide any future volume of products to its customers.  The Company only becomes committed to provide future volumes of products pursuant to issued and outstanding purchase orders.  Moreover, the forecasted supply schedules are revised frequently as a result of changes in a customer’s supply needs and volume requirements.  The Company typically receives rolling twelve month or longer outlooks and forecasts from its customers on an informal basis.  While these outlooks provide the Company with a certain degree of long range visibility regarding product supply requirements and future growth opportunities, they do not commit the Company to supply set volumes of products in the future.

For these reasons, Xyratex respectfully submits that the framework supply agreements are not material contracts under Item 601(b)(10) of Regulation S-K.  However, in response to the Staff Comments, Xyratex has included disclosure in a new section entitled “Customer Contracts” on page 60 of the IPO Prospectus that describes the basic terms of the framework supply agreements with its three largest customers and the way in which products are purchased and sold thereunder.

24.          On page 10 of your registration statement, you state that some of the components you integrate in your products are only available from a single source or a limited number of suppliers.  To what extent are you substantially dependent on Solectron or any other third party manufacturer within the meaning of Item 601(b)(10)(ii)(B) of Regulation S-K?  Expanded disclosure of the terms of supplier arrangements may be appropriate in the Business section. Note that sole or limited source supplier arrangements that cannot be replaced without a material impact on operations wouldn’t be viewed as “ordinary course” arrangements.

Xyratex believes that Solectron is the only third-party supplier on which the Company is substantially dependent within the meaning of Item 601(b)(10)(ii)(B) of Regulation S-K.  As is the case for the Company’s framework supply agreements discussed in response to Staff Comment 23, above, the Company purchases from Solectron pursuant to a framework trading agreement that sets forth general terms and conditions, but that does not constitute a binding contractual obligation for purchases.  Those purchases are instead conducted through individual purchase orders issued by the Company to Solectron.  As with the Company’s framework supply agreements, its framework trading agreement represents, in essence an agreement to agree.

For these reasons, Xyratex respectfully submits that the framework agreement with Solectron is not a material contract under Item 601(b)(10) of Regulation S-K.  However, in response to the Staff Comments, Xyratex has included disclosure in a new section entitled “Supply Arrangements” on page 62 of the IPO Prospectus that describes the basic terms of the Solectron and other framework trading agreements and the way in which its purchases are conducted thereunder.  In addition, Xyrtaex has modified the risk factor entitled “We are dependent on single source suppliers and limited source suppliers for certain key components” on page 10 of the IPO Prospectus to disclose that it is dependent upon Solectron as a supplier.

Management, page 61 [page 66 of revised draft]

Executive Compensation, page 66 [page 71 of revised draft]

25.          Item 6.B of Form 20-F requires that if any of the compensation was paid pursuant to a bonus or profit-sharing plan, you provide a brief description of the plan and the basis upon which such persons participate in the plan.  Accordingly, you will need to expand your disclosure to describe the bonuses and non-cash payments which comprised the compensation paid to management.

Xyratex has included disclosure in the “Management” section on page 70 and page 71 of the IPO Prospectus to describe the procedure by which compensation in the form of bonus payments were determined for XGL’s executive officers and board of directors for the Company’s 2003 fiscal year, and to specify that compensation in the form non-cash payments made to XGL’s executive officers and board of directors consisted of leased cars and health insurance.

Related Party Transactions, page 75 [page 80 of revised draft]

26.          Be specific in describing the extent to which “a number” of the shareholders of Havant are also shareholders of Xyratex.  The underlying related party relationships between the parties are not clear.  With respect to the lease with Havant and the services it has agreed to provide to the leased property, disclose how the terms of the related party transaction compare to the terms of similar arrangements that might have been available from a non-affiliated party.  How were the transfer prices under these arrangements established?  We note that Section 2.4 of Exhibit 10.2 indicates that the services are to be provided at a “market rate” that is to be agreed upon.

Xyratex notes that in October 2000, the Company and HIL demerged from HIHL to form two separate companies.  As a result of the demerger, approximately 571 of HIL’s shareholders are also shareholders of the Company, including Ken Wilkie, who is a director on the board of directors of HIL and the Chairman of the board of directors of XGL.  On this basis, HIL and the Company are related parties pursuant to Item 7.B. of Form 20-F.  Xyratex has therefore added disclosure to the “Related Party Transactions” section on page 80 of the IPO Prospectus explaining the number of shareholders that HIHL and XGL have in common and Ken Wilkie’s membership on the boards of directors of both companies.

Although the terms of the Lease Agreement and the terms governing the provision of the related services thereunder resulted from negotiations between the Company and HIL, the Company did not obtain market data to determine how the negotiated terms compare to those an unrelated party may have received.  Accordingly, Xyratex has deleted the clause reading “which we believe are on terms no less favorable than those we could have obtained from unrelated parties . . .” on page 80 of the IPO Prospectus, and has modified the disclosure to make clear that comparative market data has not been obtained.

Principal and Selling Shareholders, page 76 [page 81 of revised draft]

27.          Prior comment 29.  Please expand to provide a materially complete discussion of the transactions in which the selling shareholders received their shares, including the exemption from registration pursuant to which these shares were issued.  Refer to Item 9D of Form 20-F.

Xyratex has included additional disclosure in the footnotes to the “Principal and Selling Shareholder” table on page 81 of the IPO Prospectus that describes the amount and class of shares received, the date on which shares were received, and the exemption from registration pursuant to which shares were received, by the individuals and entities listed in the table since February 2001.  Xyratex notes that the Company employees who will be selling shares in the IPO but who are not directors or executive officers consist of potentially over 500 individuals.  For this reason, the additional disclosure that Xyratex has included in the footnote relating to this group of employees does not summarize each of the transactions in which these employees received their shares.

Xyratex Group Limited Consolidated Financial Statements

Audited Consolidated Balance Sheets, page F-3 [page F-14 of revised draft]

28.          We note that the balance of other current assets and other current liabilities exceeds five percent of the total current respective balances for all periods presented.  Revise to disclose the nature and amount of any item in excess of five percent of the total included in other current assets and other current liabilities.  Refer to Rule 5-02.8 and 5-02.20 of Regulation S-X.

Xyratex notes that there are no items within other current assets or other accrued liabilities which individually make up more than five percent of the total current respective balances for the periods presented.

29.          Include the pro forma common shares issued and outstanding in your pro forma shareholders’ equity presentation.

Xyratex has included disclosure setting forth the number of pro forma issued and outstanding common shares in the pro forma equity presentation of the unaudited balance sheet at February 29, 2004 appearing on page F-2 of the IPO Prospectus in response to the Staff Comment.

Note 2.  Basis of Presentation and Summary of Significant Accounting Policies, page F-7 [page F-18 of revised draft]

Revenue Recognition

30.          We note that upfront fees are recognized over the estimated contract life.  Tell us how the fee is recognized during this period and explain how this is consistent with your revenue recognition policy described in your note.

Xyratex notes that the Company has not received any upfront fees upon execution of its contracts since March 1999 when it received an upfront fee of $2.6 million.  The upfront fee received in March 1999 was recognized over the term of the related arrangement, which ended in November 1999.  Accordingly, the upfront fee was fully recognized as of November 30, 1999.  Additionally, the Company does not expect to receive up-front payments from customers in the future.  Accordingly, Xyratex has modified the disclosure on page F-19 of the IPO Prospectus to eliminate the reference to upfront fees.

31.          Revise to include a discussion of how you determine fair value for the installation services element.

Xyratex has modified the disclosure on page F-19 of the IPO Prospectus in response to the Staff Comment.

32.          We note from your discussion of liquidity on page 40 [page 44 of revised draft] that deferred revenues increased in 2003 due to a change in contractual payment terms with one of your major customers.  Explain the significant terms of this contractual arrangement and your method of recognizing revenue.  Revise your revenue recognition policy description to identify arrangements that may result in deferred revenue.  Alternatively tell us where in your note this policy is described.

Xyratex notes that the contractual payment terms referred to in the “Liquidity and Capital Resources” section on page 44 of the IPO Prospectus require an advance deposit to be made in order for a portion of the sales price in advance of shipment.  Accordingly, the Company records these payments as deferred revenue until the revenue recognition criteria are met.  Xyratex has included additional disclosure on page F-19 of the IPO Prospectus in the revenue recognition policy disclosure to identify the types of arrangements that give rise to deferred revenue.

Net earnings per share

33.          We note your response to our previous comment no. 42 and your disclosures in Note 2 where you indicate that Class A ordinary and preferred ordinary and Class C shares are not included in the computation of basic or diluted net earnings per share since these classes of shares are subject to transferability restrictions which will not lapse until the completion of an IPO.  Although these shares have transfer restrictions, they are issued and outstanding and therefore would not be considered contingently issuable shares pursuant to paragraph 30 of SFAS 128 and should be included in the calculations of earnings per share.  According to paragraph 20 of SFAS 128, stock based compensation arrangements are included in the diluted EPS computation even if the employee may not be able to sell the stock until some future date.  Also consider paragraphs 60 and 61 of SFAS 128 in your calculation of earnings per share and that Topic D-95 clarified that participating securities that are convertible into common stock should be included in the computation of basic EPS if the effect is dilutive.  Revise accordingly or explain.

Xyratex believes that the class A ordinary and preferred shares and the class C shares are not “fixed awards” or “non-vested stock” as discussed in SFAS 128, paragraph 20, and defined by SFAS 123, paragraph 395, but are variable “performance awards,” also as defined by SFAS 123, paragraph 395.  The is due to the fact that the transferability restrictions on the shares will not be removed until the earlier of an IPO, sale or liquidation of the Company, as described in Note 9 to the Company’s audited consolidated financial statements.  Accordingly, these shares fall under the scope of SFAS 128, paragraph 30, as contingently issuable shares and are not included in the calculation of basic or diluted earnings per share since the necessary conditions for the removal of the transferability restrictions have not been satisfied by the end of the period.  However, in response to the Staff Comment numbers 33 and 34, Xyratex has alternatively included an unaudited pro forma earnings per share calculation in the “Unaudited Pro Forma Condensed Combined Financial Statements” section on page 28 of the IPO Prospectus, giving effect to the intended conversion of the class A and B ordinary and preferred ordinary shares and the class C ordinary shares into common stock.  Please see the response to Staff Comment number 34 below.

34.          Alternatively, since the lapse of transferability restrictions on your class A preferred and class C ordinary shares upon the closing of the initial public offering will result in a material reduction of earnings applicable to common shareholders, unaudited pro forma earnings per share for the latest year and interim period should be presented throughout your filing giving effect to the conversion (but not the offering).  In your computation of unaudited pro forma earnings per share calculation, you should also include in the denominator common shares whose proceeds will be used for the repayment of debt.  Provide a footnote to ensure that the computation of pro forma EPS is transparent to investors.

In response to the Staff Comments numbers 33 and 34, Xyratex has included a calculation of unaudited pro forma earnings per share in the selected data table in the “Unaudited Pro Forma Condensed Combined Financial Statements” on pages 27 and 28 of the IPO Prospectus.  This calculation gives effect to the removal of transferability restrictions on the class A preferred ordinary shares.  Common shares whose proceeds will be used for debt repayment have also been included.  Xyratex has not included the pro forma disclosure in the Company’s audited consolidated financial statements for the reasons specified in the response to Staff Comment number 43 in the Prior Xyratex Letter.

35.          Disclose the number of securities that could potentially dilute basic earnings per share in the future that were not included in the computation because they would have been antidilutive for the periods presented.

Xyratex has added disclosure in Note E to the “Unaudited Pro Forma Condensed Combined Financial Statements” on page 30 of the IPO Prospectus to identify the number of potentially dilutive securities that were not included in the computation because their effect would have been anti-dilutive.

Inventory

36.          We note from your Schedule II Valuation and Qualifying Accounts and Reserves analysis that the Company has established a valuation allowance for obsolete inventory.  Be advised that the inventory write down due to obsolescence establishes a new cost basis and should not be presented as a reserve and, therefore, should be removed from Schedule II Valuation and Qualifying Accounts.  See Chapter 4 footnote 2 of the ARB 43 and SAB Topic 5 (BB).  Explain the deductions in the valuation analysis and tell us if the obsolete inventory is still on hand?  If so, explain why you have not disposed of the inventory yet.  Disclose in MD&A if this inventory was subsequently sold and resulted in a higher gross margin due to the previous write-downs.

Xyratex notes that, as disclosed in the Company’s accounting policy footnote, inventory is stated at the lower of cost or market value.  Accordingly, a new cost basis is established for all inventory write-downs and once inventory is written down it is not written back up.  The allowance account is a contra-asset account in the Company’s general ledger that the Company uses to track the inventory write-downs.  Obsolete inventory is generally sold or disposed of within 18 months of being written down, and the amount related to such inventory is eliminated from the inventory and contra-asset account.  There have been no material increases in gross margin for inventory subsequently sold due to previous write-downs.  Xyratex has removed the inventory valuation allowance from the Schedule II Valuation and Qualifying Accounts and Reserves.

Concentration of credit risk

37.          Revise to also disclose all known concentrations such as concentrations in volume of business transacted with a particular supplier existing as of November 30, 2003.  We note from your risk factors, for example, that you are dependent on single source suppliers and limited source suppliers for certain key components.  Refer to paragraph 22 of SOP 94-6.

Xyratex has revised the disclosure in Note 2 to the audited consolidated financial statements on page F-22 of the IPO Prospectus to include a discussion of the concentration of the source of supplies.

Note 3.  Discontinued Operations, page F-12 [page F-23 of revised draft]

38.          We note that you classified compensation expense associated with former employees of the business you disposed of in loss from discontinued operations.  Explain to us why this charge is not considered non-employee stock-based compensation within continuing operations.  Developments subsequent to the disposal date that are not directly related to the disposal of the component or the operations of the component prior to disposal should not be classified separately in discontinued operations.  See Question 1 of SAB Topic 5.Z.5.

Xyratex notes that, pursuant to SFAS 144 paragraph 44(b), the resolution of contingencies that arise from and that are directly related to the operations of a component prior to its disposal is to be classified within discontinued operations in the current period.

Xyratex notes further that the eventual removal of transferability restrictions on the class A preferred shares held by former employees of discontinued operations represents the resolution of a contingency that arose prior to their disposal.  All class A preferred shares held by former employees of discontinued operations were the result of grants to those former employees prior to the disposal of the discontinued operations.  In addition, no class A preferred shares held by former employees of discontinued operations were granted subsequent to the operations being discontinued.  Accordingly, the expense for removal of the transferability restrictions has been classified within discontinued operations in the current period.

Note 4. Development Arrangement, page F-13 [page F-25 of revised draft]

39.          We note from your Subsequent Events footnote that the Company expects to record a reduction in operating expenses and interest income in the quarter ended February 29, 2004 for $6.0 million loan to a supplier previously expensed as R&D costs.  Refer us to the specific authoritative accounting literature that allows you to write-up a receivable that was previously considered impaired prior to actual receipt of payment.  Also, tell us how you considered paragraph 17 of SFAS 5 in your accounting for this transaction.  We may have further comments based on your response.

Xyratex notes that a bad debt allowance was recorded for the entire loan receivable amount since the Company believed that the repayment of the loan depended on the results of the research and development having future economic benefit.  Upon acquisition of the supplier by the NASDAQ listed company in February 2004, the Company changed its estimates regarding the amount and timing of the expected future cash flows associated with the loan and eliminated the bad debt allowance as described by paragraph 16 of SFAS 114, “Accounting by Creditors for Impairment of a Loan.”  The resulting income associated with the reduction of the portion of bad debt allowance for the principle amount of the loan is reflected as a reduction of research and development expense in the income statement since the original charge for establishing the bad debt allowance for the principle amount of the loan was recorded as research and development expense.  The reduction of the bad debt allowance associated with accrued interest on the loan is recorded as interest income in the income statement.  In response to the Staff Comment, Xyratex has added the disclosures required by paragraph 6(i) of SFAS 118 on page F-25 of the IPO Prospectus.

Note 9.  Ordinary Shares and Stock-Based Compensation, page F-16 [page F-28 of revised draft]

40.          Revise your table on page F-21 [page F-32 of revised draft] to disclose the range of exercise prices for which you provide additional information.

Xyratex notes that there are only three different exercise prices for stock options and these are disclosed individually in the table on page F-32 of the IPO Prospectus.  Accordingly, disclosure of a range is not applicable.

41.          Revise to disclose the additional compensation expense that will result from the lapse of transferability restrictions upon the effectiveness of the IPO.

Xyratex notes that the additional compensation expense that will be recorded upon effectiveness of the IPO due to the removal of transferability restriction will depend on the IPO price.  Since the ultimate charge will not be known until the pricing and effectiveness of the IPO, Xyratex does not wish to include an estimate of this charge in the audited consolidated financial statements.  Xyratex has disclosed in Note 9 that a charge will be recorded upon removal of the transferability restrictions.  In response to the Staff  Comment, Xyratex has added disclosure in Note 9 that the charge will be calculated as the fair value of the share on the date that the transferability restrictions are removed less any amounts paid for the shares by the employees.  Since disclosure of an estimate of the charge is included on page F-34 of the IPO Prospectus, Xyratex believes that inclusion in the audited footnotes of an estimate that is so subject to change is neither necessary nor appropriate.

42.          Provide a schedule of all stock options and equity related transactions granted or issued for the year preceding the filing of the registration statement and through the date of this letter that shows in chronological order:

the date of the transaction;

description/name of option, equity or debt holder;

description and number of options, equity or debt instruments granted or issued;

exercise or conversion price;

the deemed fair value of underlying shares of common stock;

the amount of deferred compensation or other costs recognized, reconciled to your financial statements; and

the amount of deferred compensation and/or compensation expense you anticipate recognizing when the transferability restrictions are lifted.

As discussed in a telephone conversation between Melissa Walsh of the Staff and Ravi Rao of PricewaterhouseCoopers LLP on April 8, 2004, the Company accounts for equity compensation awards granted to employees under APB 25.  As disclosed in Note 9, all equity awards consisting of class A preferred ordinary shares, class C ordinary shares and stock options to purchase class A preferred ordinary shares are subject to transferability restrictions such that an employee cannot transfer or sell the share to a third party and cannot require the Company to repurchase the shares.  These transferability restrictions will not lapse until an IPO, sale, or liquidation of the Company.  Accordingly, compensation expense will not be recorded until the transferability restrictions lapse, and the amount of compensation expense will be calculated as the difference between the market value of a share of stock on the IPO date and any amounts that the employee paid for their share.  Therefore the fair value of the underlying common stock on the date of grant or exercise of the option will not impact the future amount of compensation expense recorded when transferability restrictions lapse.  Similarly, there is no deferred compensation expense pursuant to FIN 38, paragraph 5, since it is not probable that an IPO, sale, or liquidation of the Company will occur.

As further discussed by Ravi Rao with Melissa Walsh of the Staff, the Company would propose not to provide the information requested by Staff Comment number 42 since the fair value of the underlying shares at the date of grant of class A preferred shares or options over class A preferred shares will not affect the amount of historical or future compensation expense to be recorded by the Company.

43.          Provide us with the objective evidence, which supports your determination of the fair value of the underlying shares of common stock at each grant, sale, and conversion or issue date.  Also include your analysis of the fair value of the Class A Preferred Ordinary Shares when the transferability restrictions were waived.  Discuss and quantify the impact on the Company’s fair value of any events, which occurred between the dates the equity related issues were granted and the date the registration statement was filed.  Your response should clarify the reasons for any difference between the fair value at the transaction date and the estimated IPO price range.  Describe significant intervening events within the Company and the broader market that explain the significant changes in fair value of your common stock.  Provide monthly summarized operating statements for the year prior to the filing of the registration statement.

As discussed in a telephone conversation between Melissa Walsh of the Staff and Ravi Rao of PricewaterhouseCoopers LLP on April 8, 2004, Xyratex has disclosed on page F-29 of the IPO Prospectus that on September 17, 2003 it waived transferability restrictions on shares sold by employees to HgCapital.  In connection with the removal of transferability restrictions, the Company recorded compensation expense related to those shares.  The compensation expense was based on the fair value of the shares at the date that the transferability restrictions were removed, less any amounts paid by the employees for the shares.  Fair value of the shares was determined by the price paid by HgCapital to the employees for the shares (£4.51/share).  Xyratex believes that the £4.51/share is objective evidence of fair value since HgCapital was an unrelated third party at the time of the sale.  Additionally, the fair value of the shares at the date of grant to employees does not impact the amount of compensation expense recorded by the Company for the reasons discussed in the response to Staff Comment number 42 above.  Similarly, any movement in the fair value of the shares granted to employees prior to the removal of transferability restrictions will not impact compensation expense during the period since compensation expense will only be recorded upon the occurrence of an IPO, sale or liquidation of the Company.  Compensation expense on the removal of transferability restrictions will be recorded as the difference between the share price on the day that transferability restrictions are removed, less any amounts paid by employees for the shares.  Accordingly, as discussed with Melissa Walsh, Xyratex would propose not to provide the monthly summarized operating statements for the year prior to the filing of the registration statement.

44.          Tell us how you considered paragraph 4 of FIN 39 in accounting for your junior stock awards.

As discussed above, Xyratex considered paragraph 4 of FIN 38 and determined that the removal of transferability restrictions was not “probable” as defined by SFAS 5 since removal of the transferability restrictions will only occur upon an IPO, sale or liquidation of the Company.

45.          We note from your disclosures on page 65 [page 70 of revised draft] that during fiscal 2003 and through the date of your filing, the Company awarded three members of your board of directors an aggregate of 376,511 Class C ordinary Shares for no consideration, 187,500 Class A preferred ordinary shares at a purchase price of £0.01, 50,000 Class A preferred ordinary shares for no consideration and 200,000 Class A preferred ordinary shares at £2.75 per share.  Tell us how these issuances are reflected in your Audited Consolidated Statements of Shareholders’ Equity and tell us how you accounted for such issuances.

Xyratex notes that the 376,511 class C ordinary shares, the 187,500 class A preferred ordinary shares, the 50,000 class A preferred ordinary shares and the 200,000 Class A preferred ordinary shares referred to on page 70 of the IPO Prospectus were all issued subsequent to November 30, 2003.  Accordingly, they are not reflected in the Audited Consolidated Statements of Shareholders’ equity for any of the three years in the period ended November 30, 2003.  These issuances are reflected as part of the respective share issuances in the Unaudited Condensed Consolidated Statements of Shareholders’ Equity for the three months ended February 29, 2004.  As discussed in Note 9 to the audited consolidated financial statements, compensation expense for all awards of junior stock will not be recorded until transferability restrictions lapse.  Because transferability restrictions on the above awards have not lapsed, expense has not been recorded in the audited consolidated financial statements.

Note 10. Employee Benefit Trust, page F-23 [page F-35 of revised draft]

46.          Supplementally explain how you determined that you were not the primary beneficiary of the employee benefit trust pursuant to FLN 46.

Xyratex has considered paragraphs 14-17 of FIN 46, which requires an enterprise to consolidate a variable interest entity if that enterprise has a variable interest that will absorb a majority of the entity’s expected losses if they occur, receive a majority of the entity’s expected residual returns if they occur, or both..  When HIHL (the Company’s predecessor entity) funded the employee benefit trust, it received a note receivable in return, which was fully attributed to HIL when the assets and liabilities of the predecessor were allocated at the time of the demerger.  Xyratex’s analysis has determined that the majority of the employee benefit trust’s expected losses would result due to variability in the expected cash flows related to this note.

Pursuant to paragraph 16, Xyratex has concluded that XGL and HIL are related parties whose combined interest bear all of the expected losses of the employee benefit trust.  Accordingly, Xyratex analyzed the factors set forth in paragraph 17 and concluded that HIL is the primary beneficiary, principally because it holds the instrument (the note) bearing the majority of the economic risks associated with interests in the variable interest entity.  As a result, XGL would not be the primary beneficiary and would not be required to consolidate the employee benefit trust.

Note 12. Financial Instruments, page F-24 [page F-36 of revised draft]

Forward foreign exchange contracts

47.          Revise the table on page F-25 [page F-37 of revised draft] to clarify the currency to which the derivatives relate.

Xyratex has revised the disclosure on page F-37 of the IPO Prospectus in response to the Staff Comment.

Note 16. Related Parties, page F-28 [page F-40 of revised draft]

48.          Explain the basis for recording amounts received for administrative services as a reduction to expenses rather than in revenue.  In your response, address the indications in EITF 99-19 to support characterization.  Also consider the guidance of FIN 39 and paragraph 48 of FASB Concepts Statement No. 6.

Xyratex notes that the administrative services referred to on page F-40 of the IPO Prospectus relate to accounting, treasury, legal and other administrative services provide to HIL.  FASB Concepts Statements Number 6 (CON 6) paragraph 78 defines revenues as “inflows or other enhancements of assets of an entity or settlements of its liabilities (or a combination of both) from delivering or producing goods, rendering services, or other activities that constitute the entity’s ongoing major or central operations.”  Xyratex does not believe that the administrative services provided to HIL constitute its “ongoing major or central operations.”  Since the amounts received for administrative services are not characterized as revenue under CON 6, paragraph 78, Xyratex does not believe that these amounts are included in the scope of EITF 99-19 “Reporting Revenue Gross as a Principal versus Net as an Agent.”  Additionally, the Company has not offset any balance sheet amounts related to the administrative services supplied by Havant International Limited and therefore FIN 39 does not apply.  Xyratex has included fees related to these amounts as a reduction of selling, general and administrative expense because compensation expense for the individuals performing these functions are also charged to selling, general and administrative expenses.  Additionally, as disclosed on page F-40 of the IPO Prospectus, these fees have decreased in each of the three years in the period ended November 30, 2003 and the fees of $136,000 received in the year ended November 30, 2003 are indicative of the amounts that Xyratex expects to receive from HIL in future years.

Exhibits

49.          Provide us with your analysis as to why you have not filed your agreement with HgCapital as an exhibit.  Because the agreement is with a significant shareholder named in the filing, paragraph (b)(1)(ii)(A) specifies that the agreement should be filed.

Xyratex notes that the parties intend to enter into an agreement to terminate the Investment and Shareholders Agreement (the “HgCapital Agreement”) as of effectiveness of the Scheme of Arrangement.  Xyratex further notes that the parties intend the termination documentation to provide that the parties will waive all rights under the HgCapital Agreement, and that there will be no on-going obligations on the parties after termination.  In addition, Xyratex does not intend to enter into any new shareholder agreement with HgCapital.

As a result, Xyratex respectfully submits that the HgCapital Agreement is not a material contract required to be filed pursuant to Item 601 (b)(10)(ii)(A) of Regulation S-K.

Signatures

50.          Prior comment 61.  It is still unclear who will be signing in the capacity of principal accounting officer or controller.  Please include appropriate signatures in the next submission.  See instructions to Form F-1 and advise.

Xyratex notes that Andrew Mills will be signing the IPO Registration Statement and the Option Substitution Registration Statement in the capacity of principal accounting officer.  Xyratex further notes that it has submitted complete executed signature pages to both the IPO Registration Statement and the Option Substitution Registration Statement.

II.                                     ADDITIONAL DISCLOSURE REVISIONS

In addition to the revisions noted above, the revised drafts of the IPO Prospectus and the Option Substitution Prospectus incorporate certain changes designed to update the disclosure in view of the Company’s ongoing operations and to make various corrections.

In particular, Xyratex respectfully draw the Staff’s attention to the following modifications to the IPO Prospectus:

A.            Interim Unaudited Financial Statements [page F-2 of revised draft]

As noted in the Prior Xyratex Letter, Xyratex has added interim unaudited financial statements covering the three-month periods ended February 29, 2004 and February 28, 2003.  Xyratex has also added a comparative discussion of these interim results in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section beginning on page 31 of the IPO Prospectus.

B.            XGL’s Audited Consolidated Financial Statements

XGL’s audited consolidated financial statements as of November 30, 2003 and 2002 and for the two years ended November 30, 2003 have been revised as follows:

•                  Recognition of a deferred tax liability for the difference between the book and tax basis arising on the increase in the fair value of forward currency contracts used as cash flow hedges.  The deferred tax liability was incorrectly not recognized in the previous draft IPO Registration Statement submitted to the Staff.  The Xyratex has revised the financial statements, including the provision for income taxes, the disclosure of accumulated and other comprehensive income, and Notes 7 and 12 to the XGL audited consolidated financial statements to correctly account for and disclose the deferred tax liability.  The recognition of the additional deferred tax liability of $0.3 million in the year ended November 30, 2002 reduced accumulated other comprehensive income by $0.3 million as of November 30, 2002.  This also resulted in a corresponding reduction in the valuation allowance during the year ended November 30, 2002 which increased the tax benefit from continuing operations by the same amount in the intra-period tax allocation pursuant to SFAS 109 paragraph 140.  The $0.3 million which was recorded in accumulated other comprehensive income was subsequently reclassified into the income statement in the year ended November 30, 2003 when the related forward currency contracts were no longer outstanding and this reduced the income tax benefit in that year by $0.3 million.  Additionally, a deferred tax liability was recognized in accumulated other comprehensive income for the difference between the book and tax basis arising on the increase in the fair value of new forward currency contracts entered into during the year ended November 30, 2003 which had the effect of reducing total comprehensive income for that year.

•                  Recognition of a deferred tax asset for the difference between the book and tax basis arising on the establishment of a bad debt allowance in the year ended November 30, 2002 for the supplier note receivable as described in Note 4 to the XGL audited consolidated financial statements. Xyratex also recorded a full valuation allowance related to the deferred tax asset on the supplier note receivable since Xyratex believed that it was more likely than not that the deferred tax asset would not be realized since it could only be offset against similar types of income.  Xyratex has revised the disclosure in Note 7 to the XGL audited consolidated financial statements accordingly.  The deferred tax asset and related valuation allowance were incorrectly not recognized in the previous draft IPO Registration Statement.  The recognition of the deferred tax asset and related valuation allowance did not change the tax provision in the years ended November 30, 2003 and 2002 since they offset each other.  In the unaudited financial statements of XGL for the three months ended February 29, 2004, the deferred tax asset and related valuation allowance were both reversed when the bad debt allowance against the supplier note receivable was eliminated.

Xyratex has made changes to the “Summary Consolidated Financial Information,” “Selected Historical Consolidated and Pro Forma Financial Data,” the “Unaudited Pro Forma Condensed Combined Financial Statements,” the “Quarterly Results of Operation” section on page 43, and elsewhere in the IPO Prospectus, to conform to the changes to the audited consolidated financial statements discussed above.

C.            Inside Cover Art

Xyratex notes that it intends to include graphics on the inside front and back cover pages of the IPO Prospectus.  Xyratex is still in the process of finalizing these graphics and will file these by subsequent amendment.

*****

Please address any additional comments to the undersigned via facsimile at (011) 44-207-374-4460 or (202) 637-2201.  If you have any questions regarding the foregoing, please do not hesitate to contact me at (011) 44-207-710-1014 or John Huber at (202) 637-2242.  You may also contact my colleague Michael Dunn at (011) 44 207-710-1096.  For accounting related questions, you may contact Debra Earp of PricewaterhouseCoopers at (011) 44 207-243-3188.

Respectfully submitted,

Alexander F. Cohen

of LATHAM & WATKINS

cc:	Paul Dudek Esq., Chief, Office of International Corporate Finance
Mark Shuman, Esq., Special Counsel, Office of Computers and Online Services
Loryn Zerner, Esq., Office of Computers and Online Services
Melissa Walsh
Kathleen Collins

ANNEX A-1

IPO Registration Statement

Reconciliation Table

SECTION HEADING	ORIGINAL DRAFT page number	REVISED DRAFT page number
Prospectus Summary	1	1
Risk Factors	7	7
Special Note Regarding Forward-Looking Statements	19	19
Use of Proceeds	20	20
Dividend Policy	20	20
Capitalization	21	21
Dilution	22	22
Selected Historical Consolidated and Pro Forma Financial Data	23	23
Unaudited Pro Forma Condensed Combined Financial Statements	27	26
Notes to the Unaudited Pro Forma Condensed Combined Financial Statements	30	29
Management’s Discussion and Analysis of Financial Condition and Results of Operations	31	31
Business	46	51
Management	61	66
Related Party Transactions	75	80
Principal and Selling Shareholders	76	81
Our New Bermuda Parent Company	79	85
Description of Share Capital	80	86
United States Federal Income Taxation	92	98
Bermuda Taxation	95	101
Shares Eligible for Future Sale	96	102
Underwriting	98	104
Legal Matters	102	108
Experts	102	108
Where Can You Find More Information	102	108
Index to Consolidated Financial Information	F-1	F-1
Unaudited Condensed Consolidated Balance Sheets	-	F-2
Unaudited Condensed Consolidated Statements of Operations	-	F-3
Unaudited Condensed Consolidated Statements of Shareholders’ Equity and Comprehensive Income	-	F-4
Unaudited Condensed Consolidated Statements of Cash Flows	-	F-5
Notes to the Unaudited Condensed Consolidated Financial Statements	-	F-6
1. The Company and its Operations	-	F-6
2. Basis of Presentation	-	F-6
3. Net earnings per share	-	F-6
4. Derivative financial instruments	-	F-7
5. Concentration of credit risk	-	F-7
6. Acquisition	-	F-8
7. Development arrangement	-	F-9
8. Inventories, Net	-	F-10
9. Income Taxes	-	F-10
10. Other Costs	-	F-10
11. Ordinary Shares and Stock Option plans	-	F-10

A-1

SECTION HEADING	ORIGINAL DRAFT page number	REVISED DRAFT page number
12. Segment Information	-	F-11
Report of Independent Auditors	F-2	F-13
Audited Consolidated Balance Sheets	F-3	F-14
Audited Consolidated Statements of Operations	F-4	F-15
Audited Consolidated Statements of Shareholders’ Equity And Comprehensive Income	F-5	F-16
Audited Consolidated Statements of Cash Flows	F-6	F-17
Notes to Audited Consolidated Financial Statements:	F-7	F-18
1. The Company and its Operations	F-7	F-18
2. Basis of Presentation and Summary of SignificantAccounting Policies	F-7	F-18
3. Discontinued Operations	F-12	F-23
4. Development Arrangement	F-13	F-25
5. Inventories, Net	F-14	F-25
6. Property, Plant and Equipment, Net	F-14	F-26
7. Income Taxes	F-14	F-26
8. Other Costs	F-16	F-28
9. Ordinary Shares and Stock-Based Compensation	F-16	F-28
10. Employee Benefit Trust	F-23	F-35
11. Short-Term Borrowings and Long-Term Debt	F-24	F-35
12. Financial Instruments	F-24	F-36
13. Commitments and Contingencies	F-26	F-37
14. Supplemental Cash Flow Information	F-27	F-38
15. Segment Information	F-27	F-38
16. Related Parties	F-28	F-40
17. Subsequent Events	F-29	F-40

A-2

ANNEX B

Option Substitution Registration Statement

Reconciliation Table

SECTION HEADING	ORIGINAL DRAFT page number	REVISED DRAFT page number
Prospectus Summary	1	1
Risk Factors	3	3
The Option Substitution Offer	4	4
Special Note Regarding Forward-Looking Statements	A-19	A-19
Dividend Policy	A-20	A-20
Capitalization	A-21	A-21
Selected Historical Consolidated and Pro Forma Financial Data	A-23	A-23
Unaudited Pro Forma Condensed Combined Financial Statements	A-27	A-26
Management’s Discussion and Analysis of Financial Condition and Results of Operations	A-31	A-31
Business	A-46	A-51
Management	A-61	A-66
Related Party Transactions	A-75	A-80
Our New Bermuda Parent Company	A-79	A-85
Description of Share Capital	A-80	A-86
United States Federal Income Taxation	12	12
Bermuda Taxation	15	15
Legal Matters	A-102	A-108
Experts	A-102	A-108
Where Can You Find More Information	A-102	A-108
Xyratex Group Limited Index to Consolidated Financial Information	A-F-1	A-F-1
ZT Automation LLC Index to Consolidated Financial Information	A-G-1	A-G-1